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Exhibit (a)(5)(ii)

EFiled: Feb 3 2004 4:59PM EST
Filing ID 3058649

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ANTHONY CHIARENZA,
Plaintiff,	C.A. No.
v.
DOVER INVESTMENTS CORPORATION, ARNOLD ADDISON, JOHN GILBERT, FREDERICK M. WEISSBERG, WILL C. WOOD, and THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST U/D/T DATED NOVEMBER 25,1992,
Defendants.

CLASS ACTION COMPLAINT

        Plaintiff, by his attorneys, alleges on information and belief except as to paragraph 2 which is alleged on knowledge, as follows:

        1.     Plaintiff brings this action on behalf of the public stockholders of Dover Investments Corporation ("Dover" or the "Company") for injunctive and other equitable relief with respect to a proposed going-private transaction in which defendant The Lawrence Weissberg Living Trust U/D/T dated November 25, 1992 (the "Trust"), the Company's controlling stockholder, seeks to acquire the publicly owned shares at the unfair price of $24.50 per share.

        2.     Plaintiff is, and has been at all relevant times, the owner of Class A common shares of Dover.

        3.     Dover is a corporation organized and existing under the laws of the State of Delaware; maintains its principal corporate offices at 100 Spear Street, Suite 520, San Francisco, California, 94105; and engages primarily in residential real estate development and construction.

        4.     The Company's capital structure consists of 1,006,041 shares of Class A common stock and 311,009 shares of Class B common stock. Holders of Class A and B shares vote as a single class on all matters except the election of the Board of Directors wherein each class votes separately. Class A shares are entitled to one vote per share; Class B shares are entitled to ten votes per share.

        5.     Defendant Trust was formed by the Company's controlling shareholder and founder, Lawrence Weissberg, for estate planning and succession purposes. The Trust owns 431,021 Class A shares (43%), 245,114 Class B shares (78%), and possesses aggregate voting power of approximately 70%. The co-trustees of the Trust are Marvin Weissberg, Lawrence's brother, and Frederick and William Weissberg, Lawrence's two sons.

        6.     The Company has four directors, three chosen by the Class B shareholders and one chosen by the Class A shareholders, voting as separate classes.

        7.     Defendant Frederick M. Weissberg is the Chairman of the Board of Directors and President of Dover; was chosen by the Class B shareholders to serve as a director; and has a beneficial interest in and is a co-trustee of the Trust. Defendant Weissberg is therefore an interested director.

        8.     Defendant Arnold Addison is a director of the Company. Addison was chosen to serve as a director by the Class B shareholders, who are controlled by the Trust. As such, defendant Addison is not a disinterested director.

        9.     Defendant John Gilbert is a director of the Company. Gilbert was also chosen by the Class B shareholders, who are controlled by the Trust and, therefore, also lacks independence.

        10.   Defendant Will C. Wood is the remaining director of Dover. Defendant Wood was voted into office by the Class A shareholders and is the only director who may conceivably be "independent". His independence is questionable considering the Trust controls 43% of the Class A shares.

        11.   By virtue of the individual defendants' positions as officers and/or directors of Dover, they have a fiduciary relationship with plaintiff and other public shareholders of Dover and owe them highest obligations of good faith, fair dealing, loyalty and due care.

CLASS ACTION ALLEGATIONS

        12.   Plaintiff brings this action on behalf of himself and as a class action on behalf of all owners of Dover common stock and their successors in interest, except defendants and their affiliates.

        13.   This action is properly maintainable as a class action for the following reasons:

    (a)
    exclusive of defendants, the class is so numerous that joinder of all members is impracticable (approximately 575,020 shares of Dover Class A and 65,895 common stock are held by hundreds, if not thousands, of class members throughout the country);

    (b)
    questions of law and fact are common to the class, including, inter alia, the following:

    (i)
    have defendants breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class;

    (ii)
    are defendants, in connection with the proposed acquisition of the publicly owned shares by the Trust, pursuing a course of conduct designed to eliminate the public shareholders of Dover in violation of the laws of the State of Delaware; and

    (iii)
    is the class entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

    (c)
    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of those of the other members of the class. Plaintiff has no interests that are adverse to the class.

    (d)
    The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications for individual members of the class and of establishing incompatible standards of conduct for defendants.

    (e)
    Conflicting adjudications for individual members of the class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FACTS

        14.   On January 27, 2004, Dover announced that it had received a proposal from the Trust to take the Company private in a transaction in which the public shareholders will receive $24.50 per share in cash for each share of the Company they own. The press release further stated that the proposed transaction price is approximately 25.2% and 30.4% higher than the $19.57 average sale price for Class A shares and the $18.79 average sale price for Class B shares, respectively, from July 1, 2003 through January 16, 2004. However, the Company has a small market capitalization, limited public float, low trading volume, and is controlled by the Trust. As a result, the market price of Dover is not a reliable indicator of the Company's value. Even the January 27th letter sent by the Trust to the Company's Board of Directors acknowledged the limited relevance of the trading price to the true value of the Company:

    As you know, there is no active trading market for the Shares. Further, a sale of the Company to a third party is not a realistic option given that the Trust, which holds a majority of the voting power of the Company, has no interest in selling its Shares. Finally, the Company has not paid for many years, and is not likely to pay in the foreseeable future, dividends on the Shares.

        15.   The proposed purchase price of $24.50 per share does not represent the true value of the assets and future prospects underlying each share of Dover. The proposed transaction is an attempt by the Trust to cash out the minority shareholders in Dover at an unfair price and under unfair terms, through improper means.

        16.   The Company's stock is undervalued in the market largely because of factors relating to the trading market for the stock (as opposed to the financial performance of the Company), so any reliance on a supposed premium over the market price as an indicator of value when the market price substantially undervalues the stock is irrelevant.

        17.   Moreover, the stated premiums of 25.2% and 30.4% are misleading because they are based on the average market price of the Company's shares over a five month period from July 1, 2003 through January 16, 2004 rather than the last trade date prior to the announcement of the transaction.

        18.   In fact, on January 16, 2004, the last trade date prior to the announcement of the proposed going-private transaction, the stock traded at $24.25 per share. The Trust's offer therefore represents only a 1% premium over the market price of Dover's shares prior to the announcement of the transaction.

        19.   More importantly, the proposed offer of $24.50 per share represents a discount of 28% to the Company's liquidation value of $34.00 per share.

        20.   As of September 30, 2003, the Company reported over $34.00 per share in liquid assets, net of all liabilities, including almost $17.00 per share in cash, with the balance made up of liquid assets consisting of homes for sale and land held for development.

        21.   The proposed offer of $24.50 per share is also significantly below the Company's book value of $37.46 per share reported by the Company on September 30, 2003. In fact, the Company's book value today is significantly higher then the $37.46 per share reported for the third quarter 2003 as a result of sales of additional homes from inventory and the general rise in real estate values since that period.

        22.   According to the Company's third quarter 10-Q, Dover had 40 new homes for sale under contract then with anticipated closing dates in the fourth quarter of 2003 and first quarter of 2004. The 10-Q also stated that Dover anticipated entering into contracts for the sale of additional homes during these periods. These additional sales undoubtedly increased Dover's earnings and book value.

        23.   Dover is in a "hot" real estate market with extremely bright prospects and cannot be fairly valued even at a price per share approximating liquidation value (at least $34.00) or book value (at least $37.46). The Company has significant value as a going concern and, therefore, the Trust's offer is clearly unfair and inadequate to the minority shareholders.

        24.   To state that Dover's business is in an uptrend would be an understatement its business is owing tremendously as a result of one of the greatest real estate bull markets in recent history. For example, the Company's revenues increased 157% from $7 million to $18 million between the first quarter of 2003 and the third quarter of 2003. Earnings more than doubled from $0.52 to $1.05 per share for the same period. The Company's cash position between the first and third quarter of 2003 grew 23% from $17.8 million to $23 million. During this period, the Company's book value rose from $36.22 per share to $37.46 per share. Dover is expected to maintain this pace of growth going into 2004 with anticipated earnings of about $3.00 per share for fiscal 2003. Most public companies in Dover's business trade at significant premiums over book value and certainly none trade at below liquidation value.

        25.   Significantly, in May 2003, the Company rejected a bid of $31.00 per share from Leeward Investments as being inadequate. Since then, as described above, the Company has become more valuable and its prospects brighter. If $31.00 per share was deemed inadequate by management eight months ago, then certainly today, with Dover more valuable, $24.50 is grossly unfair.

        26.   Furthermore, the Company has for years engaged in certain related party transactions that may have masked Dover's true earnings capacity and value. For example, in 2002 Dover paid approximately $781,755 in management fees to companies controlled by Britt Evans, a former successor co-trustee of the Trust. In 2001, the Company extended a $1.6 million line of credit to companies controlled by Mr. Evans.

        27.   In 2002, approximately 97% of the employee stock options granted by the Company were issued to defendant Weissberg. These options were exercisable at prices between $15.675 and $16.610 per share, further artificially depressing the Company's true book value.

        28.   The Trust's offer does not represent the true value of the stock, assets and future prospects of Dover and has been proposed to enable the Trust to freeze-out the public shareholders for an unfair price in violation of the fiduciary duties the Trust owes to the minority shareholders in a self-dealing transaction.

        29.   Defendants Weissberg and the Trust have breached their fiduciary duty to plaintiff and the class because they are attempting to acquire the outstanding shares of Dover at an unfair price, on unfair terms, through unfair dealing. In essence, they are attempting to unfairly freeze out the minority shareholders. The other directors have been chosen by the Trust and are beholden to it for their offices. As such, they cannot protect the minority shareholders in dealings with the Trust exemplified by the freeze-out offer.

        30.   Absent injunctive relief in this action, plaintiff and Dover's other public stockholders will be irreparably harmed.

        31.   Plaintiff and the class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

          (1)   declaring this action to be a class action and certifying plaintiff as the class representative and his counsel as class counsel;

          (2)   enjoining, preliminarily and permanently, the Trust's offer to cash-out Dover's minority shareholders;

          (3)   in the event that the offer is consummated prior to the entry of this Court's final judgment, rescinding the resulting transaction or awarding plaintiff and the class rescissory damages;

          (4)   directing that defendants account to plaintiff and the other members of the class for all damages caused to them and account for all profits and any special benefits defendants obtain as a result of their breaches of fiduciary duties;

          (5)   awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

          (6)   granting plaintiff and the other members of the class such other relief the Court deems just and proper.

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.
By:	/s/ JOSEPH A. ROSENTHAL Joseph A. Rosenthal (DSBA No. 234) 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899-1070 Tel: (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

Eduard Korsinsky, Esq.
Zimmerman, Levi & Korsinsky, LLP
39 Broadway, Suite 1440
New York, New York 10006
(212) 363-7500

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
CLASS ACTION COMPLAINT
CLASS ACTION ALLEGATIONS
FACTS